                                                                   April 5, 2005


VIA HAND DELIVERY

Jennifer R. Hardy, Esquire
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0510
Washington, DC  20549-0404

      Re:  Builders FirstSource, Inc.
           Registration Statement on Form S-1, filed February 14, 2005 SEC File No. 333-122788

Dear Ms. Hardy:

      On behalf of Builders FirstSource, Inc. (the "Company"), we submit this letter to respond to your letter to Donald F. McAleenan dated March 14, 2005, with respect to the above-referenced filing. As discussed with Mr. Matt Franker on March 30, the Company plans to electronically file Amendment No. 1 ("Amendment No. 1") to the registration statement on Form S-1 (the "Registration Statement") to register the Company's common stock, par value $.01 per share, in connection with the Company's proposed initial public offering (the "IPO") as soon as possible after completion of audited financial statements for the year ended December 31, 2004 ("2004 Financials").

      For the Staff's convenience, enclosed are five (5) paper copies of Amendment #1, marked to show all changes from the Registration Statement filed on February 14, 2005, and five (5) paper copies of each of the exhibits which the Company plans to file with Amendment No. 1. Also enclosed for the supplemental review of the Staff are five (5) paper copies of a draft opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding the legality of the common stock to be issued that will be filed by subsequent amendment as Exhibit 5.1, five (5) paper copies of a draft opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters that will be filed by subsequent amendment as
Exhibit 8.1, five (5) paper copies of a Master Services Agreement into which UBS Securities LLC has entered with Yahoo! Inc., five (5) paper copies of certain documents supporting the statements made concerning the Company's market share referenced in the Staff's Comment No. 8, and five (5) paper copies of the reports regularly reviewed by the Company's Chief Operating Decision Maker.
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Jennifer R. Hardy, Esquire
April 5, 2005
Page 2 of 26


      For ease of reference, the Staff's comments are set forth below in italics. The Company's response to each of the Staff's comments is set forth immediately below the text of the comment to which it relates. The headings below correspond to the headings as set forth in the Staff's comment letter of March 14, 2005.

      Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1. Unless otherwise indicated, page references in our responses are to the marked copy of Amendment No. 1.

General

1.    Q.    As you know, the audited financial statements and related
            information including, management's discussion and analysis and pro forma information, are required to be updated to December 31, 2004.
            Your schedule should allow sufficient time for staff review of updated information.

      A. We acknowledge the Staff's comment and will update the audited financial statements and related information as of December 31, 2004 and file Amendment No. 1 as soon as possible following receipt of the 2004 Financials.

2.    Q.    We note that you have omitted the price range and number of shares for this offering. To assist you in planning your offering, please be advised that we will need to review the registration statement with this information included prior to effectiveness. We ask that you provide this information and any other non-430A information as soon as practicable to allow for our review. In addition, note that any preliminary prospectus that is circulated must include all non-430A information, including a bona fide estimated price range.

      A. We acknowledge the Staff's comment and confirm that we will provide the Staff with the price range and number of shares for the offering, as well as all other non-430A information as soon as practicable for the review of the Staff, which will be prior to our request for acceleration of effectiveness.

3.    Q.    Please provide us with copies of any graphics or photos you intend to include in your prospectus. Understand that we will review these materials and may have comments on them.

      A. We acknowledge the Staff's comment and confirm that we will provide the Staff with five (5) paper copies of the graphics that the Company intends to use on the inside front cover of the prospectus as soon as practicable for the review of the Staff, which will be prior to our request for acceleration of effectiveness.


                                       2
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Jennifer R. Hardy, Esquire
April 5, 2005
Page 3 of 26


Cover

4.    Q.    Please delete the reference to your underwriters as "Joint
            Book-Running Managers."

      A. In response to the Staff's comment, we have revised the disclosure on the cover page accordingly and have deleted the reference.

Table of Contents, page i

5.    Q.    Please move the paragraph regarding dealer prospectus delivery obligations to the outside back cover pursuant to Item 502(b) of Regulation S-K.

      A. We have complied with the Staff's comment by moving the paragraph regarding dealer prospectus delivery obligations to the outside back cover.

6.    Q.    Please delete the information in the third sentence since you are responsible for all information in your prospectus.

      A. We have complied with the Staff's comment by deleting the specified disclosure on the table of contents page.

Summary, page l

7.    Q.    The information in your summary is very detailed and lengthy and provides too much information for summary disclosure. In addition, you repeat some information from your Business section. Your summary should provide a brief overview of the most important aspects of your business and the key aspects of your offering. Please revise accordingly. For example, under Industry Overview and Trends, Our
            Competitive Strengths and Our Strategy, please consider including just the captions as the disclosure under the captions is better suited for Business section disclosure. Or, if you want to highlight key aspects of your industry, strengths and strategy, consider listing these in a bullet-point format, with one sentence per bullet point. See Item 503(a) of Regulation S-K and part IV.C. of
            Securities Act Release No. 7497.

      A. We have complied with the Staff's comment by streamlining the summary section.

Our Company

8.    Q.    We note your disclosure on page 1 that you are one of the top two suppliers of your product categories, whereas on page 2 and elsewhere in the document you state that you are the number one or two building products supplier for single-family residential new construction in


                                       3
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Jennifer R. Hardy, Esquire
April 5, 2005
Page 4 of 26


            approximately 75% of the geographic markets in which you operate. Please revise the disclosure on page 1 to include the geographic limitation that appears elsewhere in your prospectus. In addition, please provide the basis for your statements.

            A. In response to the Staff's comment, we respectfully submit that the disclosure on page 1 is not inconsistent with the disclosure on page 2 and elsewhere, which specifies the Company is the number one or two building products supplier for single family residential new construction in approximately 75% of the geographic market in which it operates. Rather, the disclosure on page 1 is that the Company is one of the top two suppliers of its product categories to Production Homebuilders, which is defined as those U.S. homebuilders that build more than 100 homes per year. Thus, the market share statement on page 1 is based on sales to a specified group of customers rather than on a geographic limitation.

            In addition, enclosed for the supplemental review of the Staff are documents supporting these statements.


Our Competitive Strengths, page 3

9.    Q.    We note the discussion of your company's strengths and subsequent discussion of your business strategy. Please balance the summary by providing an equally prominent summary of your competitive weaknesses. In addition, under Our Company, please provide balancing disclosure regarding your level of indebtedness.

      A. In response to the Staff's comment, we have revised the disclosure on page 4 accordingly.

Summary of Historical Financial Information and Other Data, page 8

10.   Q.    We note your calculation of EBITDA that appears in footnote 1 on pages 8 and 33, as well as in the text on page 22. Please note that income (loss) from discontinued operations and cumulative effect of change in accounting principal, net of tax, are already reflected in net income and should be subtracted from net income in calculating
            EBITDA. In addition, please revise your table on page 33 to parenthetically indicate loss, rather than income. Please comply with comments on EBITDA throughout your prospectus.

      A. In response to the Staff's comment, all disclosure related to EBITDA has been eliminated from the Registration Statement.


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Jennifer R. Hardy, Esquire
April 5, 2005
Page 5 of 26


11.   Q.    We note that you consider EBITDA to be a supplemental measure of operating performance and cash flow. Based on your need for ongoing capital expenditures and debt financing, it is unclear to us how
            EBITDA could be a useful measure of operating performance. This measure appears to eliminate critical recurring charges that are a necessary cost of your operations. Please provide a more comprehensive explanation of why you believe EBITDA is a useful measure of operating performance.

      A. In response to the Staff's comment, all disclosure related to EBITDA has been eliminated from the Registration Statement.

12.   Q.    Please include a more comprehensive explanation of why you believe that EBITDA represents a useful measure of operating performance for investors. Please avoid boilerplate conclusions like "assisting in comparing performance." Please disclose the following:

            - The economic substance behind your decision to use the non-GAAP measure;

            - The material limitations associated with your use of EBITDA as compared to net income;

            -  How you compensate for these limitations; and

            - The substantive reasons why you believe EBITDA provides useful information to investors.

            Refer to Questions 8 and 15 of our June 13, 2003 FAQ on Non-GAAP Financial Measures.

      A. In response to the Staff's comment, all disclosure related to EBITDA has been eliminated from the Registration Statement.

13.   Q.    We note your statement that management uses EBITDA to measure your cash flows. If management uses EBITDA as a measure of liquidity, you must also reconcile it to the most closely comparable
            GAAP measure of liquidity, which is cash flows from operating activities. Please revise. Also, please explain why you believe
            EBITDA provides useful information to investors regarding your liquidity.

      A. In response to the Staff's comment, all disclosure related to EBITDA has been eliminated from the Registration Statement.

Risk Factors, page 10

14.   Q.    If any of your debt instruments contain provisions for acceleration of indebtedness upon default under other debt obligations, please include a risk factor discussing this possibility and the company's ability to repay all accelerated indebtedness simultaneously.

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Jennifer R. Hardy, Esquire
April 5, 2005
Page 6 of 26


      A. We have complied with the Staff's comment by including disclosure on page 10 regarding the possibility of acceleration of the Company's indebtedness upon a cross default and the Company's ability to repay all such accelerated indebtedness simultaneously.

15.   Q.    We note disclosure on page 39 that for the nine months ended
            September 30, 2004, sales of lumber and lumber sheet goods increased by 50%, but that 90% of this increase was attributable to price increases. We also note disclosure on page 41 that your gross margin for the year ended December 31, 2003 decreased as a percentage of sales due to increased procurement costs. Please consider providing a risk factor discussing the effect that changing prices have on your profitability.

      A. In response to the Staff's comment, we respectfully submit that the risk factors on pages 8 and 12 under the captions "The Building Supply Industry Is Cyclical and Seasonal" and "A Range of Factors May make Our Quarterly Revenues and Earnings Variable" discuss the effect that changing prices have on the Company's profitability.

Non-GAAP financial measures, page 22

16.   Q.    We note Other (income) expense, net is shown as a reconciling item. However, it is not clear what is included in Other (income) expense, net. Therefore, it is not clear whether this is an appropriate reconciling item. See Question 8 of our June 13, 2003
            FAQ on Non-GAAP Financial Measures. Please revise throughout your prospectus, including on pages 38 and F-3.

      A. In response to the Staff's comment, all disclosure related to EBITDA has been eliminated from the Registration Statement.

Use of Proceeds, page 23

17.   Q.    State the interest rate and maturity of the indebtedness that you intend to repay with the proceeds of this offering. If this indebtedness was incurred within the last year, describe the use of proceeds of the indebtedness other than short-term borrowings used for working capital. See Instruction 4 to Item 504 of Regulation
            S-K.

      A. In response to the Staff's comment, we have revised the disclosure on page 20 to provide the requested information.

Capitalization, page 24

18.   Q.    Provide the information required by Item 505(a) of Regulation S-K.


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Jennifer R. Hardy, Esquire
April 5, 2005
Page 7 of 26


      A. We acknowledge the Staff's comment and confirm that we will provide the information required by Item 505(a) of Regulation S-K as soon as practicable for the review of the Staff, which will be prior to our request for acceleration of effectiveness.

Unaudited pro forma financial data, page 26

19.   Q.    We have noted that your $275 million senior credit facility and
            $225 million floating rate notes are at floating rates. Please tell us if you intend to enter into any interest rate swaps with respect to these debt instruments. If so, please consider this in this pro forma financial information.

      A. In response to the Staff's comment, we respectfully submit that, although the Company intends to enter into interest rate swaps, the Company is currently unable to reflect the effect of such interest rate swaps in its pro forma financial information because such swaps, though contemplated, have yet to be negotiated, nor have the terms been otherwise established.

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheets, page 28

20.   Q.    In consideration that you apply APB No. 25 and related
            interpretations in accounting for your employee stock-based compensation costs, it is unclear to us why the payment of $35.8 million to option holders reflected in Item (h) is a debit to retained earnings instead of a compensation expense. Please provide to us the literature you cited for this transaction. We note that paragraph 32 of SFAS No. 123 would be applicable if you followed the fair value method of SFAS No. 123.

      A. In response to the Staff's comment, we respectfully submit that the payment of $35.8 million to option holders was reflected as a reduction in retained earnings in the unaudited pro forma condensed consolidated balance sheets under the presumption that upon consummation of the transaction the payment would be expensed through compensation expense as discussed in Note 9 to the unaudited condensed consolidated financial statements (page F-40). After being expensed, the payment would ultimately flow through the consolidated balance sheet as a reduction of retained earnings as shown in the unaudited pro forma condensed consolidated balance sheets. The compensation expense expected to be recorded related to the payment to option holders and all other nonrecurring charges directly resulting from the transactions were excluded from the unaudited pro forma condensed consolidated statement of operations in accordance with Rule 11-02 (b)(5) of Regulation S-X.

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Jennifer R. Hardy, Esquire
April 5, 2005
Page 8 of 26


Management's Discussion and Analysis, page 34

21.   Q.    It appears that gross margins on manufactured products are higher in terms of percentage as compared to distributed products. Separately discuss gross margins for manufactured and distributed products.
            Address both dollar and percentage amounts. The discussion should be based on the products categories for which revenue information is provided.

      A. In response to the Staff's comment, we respectfully submit that the disclosure in the Registration Statement with respect to gross margins complies with the requirement of Item 303 of Regulation S-K and that the additional requested disclosure is not required.

Results of Operations, page 37
General

22.   Q.    Please quantify and discuss the underlying causes for variances in revenue and expense. For instance, identify and discuss the underlying reasons or causes for price and volume increases or decreases. When causes are identified, disclose the dollar amount related to the cause, if practical. For instance, for the nine months ended September 30, 2004 you indicate that selling, general and administrative expense increased $23.9 million largely as a result of higher commissions and bonus. Provide more specific quantification of the increase in commissions and bonuses. See
            Regulation S-K, Item 303(a)(3)(iii). ---

      A. We acknowledge the Staff's comment and confirm that we will comply with the Staff's comment by including the requested disclosure in the Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended 2004 to be filed with Amendment No. 1 as soon as the 2004 financials are available.

23.   Q.    Discuss how the factors identified under competitive strengths on pages 3 through 8 effected reported revenue and expense for the periods discussed.

      A. We acknowledge the Staff's comment and confirm that we will comply with the Staff's comment by including the requested disclosure in the Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended 2004 to be filed with Amendment No. 1 as soon as the 2004 financials are available.

24.   Q.    We note the information presented in the balance sheet and in the statement of cash flows regarding book overdrafts. If significant, discuss

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Jennifer R. Hardy, Esquire
April 5, 2005
Page 9 of 26


            in the discussion of liquidity and capital resources, the company's cash management policy.

      A. In response to the Staff's comment, we respectfully submit that the amount of book overdrafts is not material, nor does the Company consider book overdrafts to be a significant component of its liquidity or capital resources. Therefore, we respectfully submit that no additional disclosure is required.

25.   Q.    We note disclosure that your revenues, specifically those for Lumber
            & Lumber Sheet Goods, tend to rise and fall based on price fluctuations. If you consider these changing prices to be materially affect your net sales, discuss the impact of inflation and changing prices on your net sales and revenues and on income from continuing operations. See Regulation S-K, Item 303(a)(3)(iv).

      A. In response to the Staff's comment, we respectfully submit that the impact of changing prices is only material to the Company's Lumber & Lumber Sheet Goods products, and the disclosure on page 35 already reflects such impact on the Company's revenues, but the Company is unable to disclose the impact on its income from continuing operations as it is unable to break this metric down by product category.

Nine Months Ended September 30, 2004, page 38
Interest Expense, page 39

26.   Q.    We note that you attribute increased interest expense for the nine months ended September 30, 2004, to higher average debt levels and higher average interest rates. Please quantify the changes in each factor.

      A. We acknowledge the Staff's comment and confirm that we will comply with the Staff's comment by including the requested disclosure in the Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended 2004 to be filed with Amendment No. 1 as soon as the 2004 financials are available.

Industry Overview and Trends, page 49
Large, Fragmented Market

27.   Q.    Please disclose the basis for your statements regarding residential new construction.

      A. In response to the Staff's comment, we have revised the disclosure on page 43 accordingly. We supplementally inform the Staff that the statistics provided in this section are derived from publicly available information distributed by Home Channel News, from press releases and

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Jennifer R. Hardy, Esquire
April 5, 2005
Page 10 of 26


            earnings releases of the top ten suppliers, and from a research report produced by Morgan Stanley that is publicly available for a fee.

Strong Housing Fundamentals

28.   Q.    For sources you cite here and throughout this section, please supplementally advise us whether you funded or were otherwise affiliated with the studies or reports which are publicly available;
            and either file consents for sources that are not publicly available, or explain why you are not required to do so under Rule
            436 of Regulation C and Section 7 of the Securities Act. Please also comply with this comment under Business-Our Competitive Strengths.

      A. In response to the Staff's comment, we supplementally inform the Staff that the Company neither funded nor was otherwise affiliated with the studies or reports that are cited in the referenced section. Additionally, we respectfully submit that consents for sources cited in the referenced section are not required because (i) no portion of a report or opinion is quoted or summarized as such in the Registration Statement, (ii) the Registration Statement does not state that any information contained therein was reviewed or passed upon by any such sources or that such information was set forth in the Registration Statement upon the authority of or in reliance on such sources as experts, and (iii) none of the sources cited is named as having prepared or certified a report or valuation for use in connection with the Registration Statement.

29.  Q.     In addition, please tell us whether you believe the materials from which your statements are based are the most recent materials on the subject by the sources. Please tell us whether they have been made available to the public, without payment of subscription or similar fees. Have any of the materials upon which these statements are based been published in widely circulated media of general interest or among industry participants? If so, please tell us when and where.

      A. In response to the Staff's comment, we supplementally inform the Staff that the Company believes that: (i) the materials on which the Company's statements are based are the most recent materials on the subject by the sources; (ii) most of such materials are generally available to the public without the payment of any fee; and (iii) most of such materials have been published in widely circulated media. The chart below sets forth where and when the sources cited were published.

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Jennifer R. Hardy, Esquire
April 5, 2005
Page 11 of 26


                           PUBLICATION   PUBLIC OR
                              DATE       FOR A FEE                              CIRCULATION
                              ----       ---------                              -----------
$117 billion Pro Segment       2004          Fee        2004 Yearbook available for purchase from Home Improvement
                                                        Industry Research Association.

National Association of    Last updated    Public       Internet: ttp://www.nahb.org/page.aspx/category/sectionID=138
Homebuilders (housing        March 30,
starts)                        2005

Homeownership Alliance       June 2004     Public       Internet: http://www.homeownershipalliance.com/studies/
                                                        pdfs_2004/americas_home_forecast.pdf

Fitch Ratings               Winter 2004      Fee        Report available for purchase from Fitch

Joint Center for Housing       2004        Public       Internet:http://www.jchs.harvard.edu/publications/markets/son2004.pdf
Studies

Yearbook of Immigration      September     Public       Internet:http://uscis.gov/graphics/shared/aboutus/statistics/
Statistics                     2004                     2003Yearbook.pdf

National Association of        2004        Public       Internet: http://www.realtor.org/eomag.nsf/pages/planningFa04
Realtors

USDA Forest Service         January 7,     Public       Internet:http://www.fs.fed.us/ne/newtown_square/publications/
Report on Prefabricated        2005                     other_publishers/OCR/ne_2003_schuler001.pdf
Components

Engineered Wood             March 2004       Fee        Report available for purchase from Engineered Wood
Association Report                                      Association, but certain data re-printed in USDA Forest
                                                        Service Report on Prefabricated Components (see above)

Freedonia Group            October 2002    Public       Report available for purchase from Freedonia

U.S. Census Data -         Last revised    Public       http://www.census.gov/www/housing/hvs/q204tab5.html
homeownership              July 29, 2004

U.S. Census Data -         Last revised    Public       http://www.census.gov/ipc/www/usinterimproj
population projections      August 26,
                               2004

U.S. Census Data -         Last revised    Public       http://www.census.gov/population/documentation/twps0059/tabA4.pdf
immigration by age          January 22,
                               2002

Business, page 53
General

30.   Q.    Please provide the information required by Item 101(a)(1) of
            Regulation S-K.

      A. We have complied with the Staff's comment by providing the requested disclosure on page 47.

31.   Q.    Please consider providing your Internet address, if you maintain a website, as suggested by Item 101(e)(3) of Regulation S-K.

      A. We have complied with the Staff's comment by providing the Company's Internet address on page 5.

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Jennifer R. Hardy, Esquire
April 5, 2005
Page 12 of 26


Our Strategy, page 55

32.   Q.    We note your statement that you have increased your sales to production homebuilders at a faster rate than production homebuilders have increased their market share. Please revise since this appears to be an inappropriate comparison.

      A. In response to the Staff's comment, we have revised the disclosure on page 50 accordingly.

33.   Q.    In your discussion of pursuing strategic acquisitions on page 56, state whether management has identified specific geographic areas or entered into serious negotiations to establish a market presence.

      A. In response to the Staff's comment, we supplementally inform the Staff that management has neither identified any specific geographic areas to pursue strategic acquisitions, other than those broader areas currently disclosed, nor entered into serious negotiations to establish a market presence in any such geographic area.

Competition, page 61

34.   Q.    Disclose the principal methods of competition within your industry and, if known or reasonably available to you, state the positive and negative factors affecting your competitive position, as applied to the methods of competition you identify. See Regulation S-K, Item
            101(c)(1)(x). ---

      A. We have complied with the Staff's comment by adding the requested disclosure on page 55.

Facilities and Properties, page 62

35.   Q.    Please disclose your physical property, including the nature and location, in accordance with Item 102 of Regulation S-K. In addition, please state the material provisions of your leases for rented properties.

      A. We have complied with the Staff's comment by adding the requested disclosure on pages 57-60, including an indication as to whether each property listed is owned in fee or leased. In response to the Staff's request that we state the material provisions of leases for rented properties, we respectfully submit that such disclosure is not required by Item 102 of Regulation S-K or any other requirement of Form S-1.

Principal and Selling Stockholders, page 71

36.   Q.    Please state in your prospectus whether JLL Building Products is a broker-dealer or an affiliate of a broker-dealer or confirm to us

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Jennifer R. Hardy, Esquire
April 5, 2005
Page 13 of 26


            supplementally that no selling security holder is a broker-dealer or an affiliate of a broker-dealer. We may have additional comments upon review of your response.

      A. In response to the Staff's comment, we supplementally inform the Staff that no selling security holder is a broker-dealer or an affiliate of a broker-dealer.

37.   Q.    Please identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone
            Interpretations" that is available on the Commission's website at http://www.sec.gov, and revise or advise.

      A. We have complied with the Staff's comment by adding the requested disclosure on page 70.

38.   Q.    Disclose when each of the selling security holders acquired the shares of common stock and the nature of the transaction.

      A. In response to the Staff's comment, we respectfully submit that the requested disclosure is not required under the requirements of Form S-1.

Certain Related Party Transactions, page 73

39.   Q.    We note your disclosures in Note 7 to the Condensed Consolidated
            Financial Statements on page F-40. Revise this section to reflect all transactions with any beneficial owner since the beginning of your last fiscal year, in which the amount involved was greater than $60,000. See Regulation S-K, Item 404(a). File these contracts as exhibits to your Registration Statement. See Item
            610(b)(10)(ii)(A).

      A. In response to the Staff's comment, we respectfully submit that the requested disclosure is not required, since Item 404(a) of Regulation S-K only requires such disclosure if the Company is a party to a transaction with a beneficial owner of 5% or more of the Company's voting securities, and the disclosure in note 7 relates to a transaction with an owner of less than 5% of the Company's common stock.

Shares Eligible for Future Sale, page 80
Sales of Restricted Shares and Lock-Up Agreements

40.   Q.    Please disclose what factors will be used in any determination to release shares from the lock-up agreement. Also, disclose and describe any exceptions to the lock-up.

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Jennifer R. Hardy, Esquire
April 5, 2005
Page 14 of 26


      A. The representatives of the underwriters have advised the Company that they do not have any present intention of releasing the shares from the lock-up agreements, nor do they have any pre-established conditions to waiving the terms of the lock-up agreements. The lock-up agreements will contain customary exceptions for bona fide gifts and transfers to trusts, in each case, so long as the recipient agrees to be bound by the terms of the lock-up agreement.

Underwriting, page 85

41.   Q.    Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares and describe their procedures to us supplementally, or confirm that the Division's Office of Chief Counsel has reviewed and approved these procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

      A. As a courtesy to certain of their customers to whom a preliminary prospectus will be sent, UBS Securities LLC and UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC (collectively, "UBS"), may distribute preliminary prospectuses electronically to certain of their customers. UBS will not accept indications of interest, offers to purchase or confirm sales electronically except for the indications of interest accepted by UBS through its DealKey (SM) System (described in the next paragraph). To the extent distributed electronically, the preliminary prospectus will be in Adobe PDF format. No preliminary prospectus will be sent until a preliminary prospectus meeting the requirements of the Securities Act of 1933, as amended, has been prepared and filed with the Commission.

            UBS Securities LLC intends to make the preliminary prospectus available to certain of its customers through DealKey (SM), a section of UBS Securities LLC's website. UBS Securities LLC will accept indications of interest from those certain customers through DealKey (SM) but will not accept offers to purchase or confirm sales through any of its websites in connection with the offering. The DealKey (SM) section is separate from UBS Securities LLC's publicly available website as access to DealKey (SM) is password-protected. UBS Securities LLC customers may obtain password access to DealKey
            (SM) upon request. UBS Securities LLC currently limits access to DealKey (SM) in the United States to institutional customers that are "qualified institutional buyers" under Rule 144A. DealKey (SM) contains a listing of equity and equity-linked

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Jennifer R. Hardy, Esquire
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Page 15 of 26


            offerings, with each offering hyperlinked to an offering summary page. The offering summary page will contain only Rule 134 information pertaining to the offering and a hyperlink to the preliminary prospectus. The preliminary prospectus will be in Adobe PDF format, and a link will be available on the page to download the required viewer.

            WE HAVE BEEN INFORMED BY UBS SECURITIES LLC THAT MS. KRISTINA SCHILLINGER, ESQ. OF THE SECURITIES AND EXCHANGE COMMISSION HAS REVIEWED UBS SECURITIES LLC'S ELECTRONIC OFFERING PROCEDURES. UBS SECURITIES LLC CONTINUES TO EMPLOY THE SAME PROCEDURES AS THOSE REVIEWED BY MS. SCHILLINGER.

            UBS Securities LLC has informed the Company that, in addition to distributing prospectuses electronically through DealKey (SM), it may send prospectuses via email as a courtesy to certain of its customers to whom it is concurrently sending a prospectus in hard copy.

            The Company does not intend to use any forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe PDF format.

            In addition, we have revised our disclosure to reflect that certain of the underwriters may distribute prospectuses electronically.

42.   Q.    Tell us whether you or the underwriters have any arrangements with a third-party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Please also provide us with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

      A. The Company understands that UBS Securities LLC plans to engage NetRoadshow, Inc., a subsidiary of Yahoo! Inc., to host or access the preliminary prospectus on the Internet. The internet address of NetRoadshow, Inc. is "www.netroadshow.com". UBS Securities LLC has entered into a Master Services Agreement with Yahoo! Inc., which is included for the supplemental review of the Staff. The only material that will appear on NetRoadshow, Inc.'s website in connection with the offering will be a copy of the preliminary prospectus and the road show. In accordance with the agreement, NetRoadshow, Inc. will make the road show available only to those investors who have been provided with a password from the underwriters. An investor who is given the password may access the road show during a one-day period and will not be able to

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Jennifer R. Hardy, Esquire
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Page 16 of 26

            download, copy or print any portion of the road show transmission other than the preliminary prospectus. In the agreement, NetRoadshow, Inc. agrees to comply with its obligations under the terms of the response of the Office of Chief Counsel, Division of Corporate Finance, Securities and Exchange Commission, dated July 30, 1997, with respect to road show transmissions for registered offerings, as amended or updated by other no-action letters relating to Internet road shows.

            In addition, UBS Securities LLC intends to make the preliminary prospectus available to certain of its customers through DealKey
            (SM), a section of UBS Securities LLC's website. The DealKey (SM)
            section is separate from UBS Securities LLC's publicly available website as access to DealKey (SM) is password-protected. UBS Securities LLC customers may obtain password access to DealKey (SM) upon request, as described in more detail in the Company's response to comment 41 set forth above.

43.   Q.    Supplementally advise us whether you are doing a directed share program. If so, please confirm, if true, that:

            - Except for the underwriting commission, the offers and sales are on the same terms as those offered to the general public;

            - No offers were made prior to the filing of the registration statement;

            -  Offers were made only with the prospectus; and

            - No funds have been or will be committed or paid prior to effectiveness of the registration statement.

            Also, if you are doing a directed share program, please state whether or not the shares purchased as part of the directed share program will be subject to the lock-up agreement and provide us with copies of the materials that you sent to the directed share program participants.

      A. In response to the Staff's comment, we supplementally advise the Staff that there will not be a directed share program in connection with this offering.

Experts, page 89

44.   Q.    We note that you have referred to experts under Note 7, Facility
            Closure Costs ("The estimated fair value was determined based on a quoted market price as estimated by an independent third party")(page F-16); Note 9, Discontinued Operations ("The estimated fair value was determined based on a quoted market price as estimated by an independent third party.")(page F-18); and, Note 5, Discontinued Operations ("During 2004, the Company received an updated estimated market price from an independent third party.")(p.
            F-39). If you retain the

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Jennifer R. Hardy, Esquire
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Page 17 of 26


            references to experts, identify the experts and file their consents. Please refer to Section 436(b) of Regulation C.

      A. In response to the Staff's comment, we respectfully submit that consents for sources cited in the referenced section are not required because (i) no portion of a report or opinion is quoted or summarized as such in the Registration Statement, (ii) the Registration Statement does not state that any information contained therein was reviewed or passed upon by any such sources or that such information was set forth in the Registration Statement upon the authority of or in reliance on such sources as experts, and (iii) none of the sources cited is named as having prepared or certified a report or valuation for use in connection with the Registration Statement.

Consolidated Statements of Operations, page F-3

45.   Q.    Please separately breakout the gain or loss recognized on the disposal from the income (loss) from discontinued operations in the statement of operations or in disclose this amount in footnote 9.
            Refer to SFAS No. 144, paragraph 43.

      A. In response to the Staff's comment, we respectfully submit that we have complied with this requirement. These operations were not sold as a going-concern. Rather, the income (loss) recognized on the disposal consists entirely of impairment charges to long-lived assets, which are separately disclosed in footnote 9.

Notes to Consolidated Financial Statements
Sales Recognition, page F-7

46.   Q.    We have noted your disclosure on page 54, "We also provide our customers with a full range of services, including professional installation, turn-key framing and shell construction, and design."
            Please provide us with a breakdown of product and service revenues for the periods presented. If greater than 10%, separately disclose your product sales and services and the respective cost of goods sold and services provided. Refer to Item 5-03(b)(1)-(2) of Regulation S-X.

      A. In response to the Staff's comment, we supplementally inform the Staff that revenues generated from services do not account for greater than 10% of the Company's revenues; therefore, we respectfully submit that no further disclosure is required and a breakdown of such revenues is not required to be provided.

Jennifer R. Hardy, Esquire
April 5, 2005
Page 18 of 26


Inventories, page F-8

47.   Q.    Please disclose the major classifications of your inventory balances. Refer to Rule 5-02(6) of Regulation S-X. Since the company has manufacturing activities, we assume that inventory consists of raw materials, work in process and finished goods. As necessary, revise the disclosure on page F-8.

      A. In response to the Staff's comment, we respectfully submit that primarily all of the Company's inventory is purchased for distribution and is appropriately classified as finished goods inventory at the time of receipt. The Company's finished goods inventory is periodically utilized in its manufacturing process once the construction process starts, but this inventory is not identified and designated for manufacturing until the manufacturing orders are received from customers. Additionally, the Company's manufacturing activities generally consist of made to order contracts that are completed in very short time frames. Since the Company generally does not have any raw materials or work in process outstanding at the end of any period given the short time frames of its manufacturing processes, the Company believes that it is appropriate to classify its entire inventory balance as finished goods on the consolidated balance sheets.

Insurance, page F-10

48.   Q.    We note that the company discounts its workers' compensation liability based upon estimated future payments streams at its risk-free rate. Please explain to the staff how the company determines the timing of the cash outflows and the extent to which the information about the amount and timing of the cash flows is known with certainty.

      A. In response to the Staff's comment, we respectfully submit that the Company reviews its workers' compensation claims development on a monthly basis. This review includes examining claims paid, reserves and estimated ultimate development by policy year. The Company then uses its historical workers' compensation payment pattern, supplemented with industry specific data provided by an independent actuary, to estimate the timing and amount of future cash payments pertaining to claims incurred by policy year. While the timing and amount of future cash outflows is not known with absolute certainty, the Company believes the information used to discount future cash payments provides a reasonable basis for the calculation.

49.   Q.    Note 11 shows insurance self-retention reserves as a component of current accrued liabilities. It is not clear whether this relates to workers' compensation. Please advise. In addition, please advise the staff of the

Jennifer R. Hardy, Esquire
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Page 19 of 26


            components of Other long-term liabilities. Please provide the staff with information about the nature of the items resulting in the deferred tax asset relating to accrued expenses.

      A. In response to the Staff's comment, we respectfully submit that the "insurance self-retention reserves" disclosed in Note 11 consists of the Company's current portion of workers' compensation liability and the Company's entire general liability, auto and group health reserves.

            Other long-term liabilities consists of the Company's long-term portion of workers' compensation liability ($4.7 million at 12/31/03), long-term portion of store closing reserves (combined total of $2.9 million at 12/31/03 as disclosed in Notes 7 and 9), and other long-term liabilities of $0.6 million.

            Deferred tax assets for accrued expenses include $5.2 million related to the Company's self-retention insurance reserves and other related insurance costs, $1.7 million related to the Company's reserve for store closures, $0.5 million for accrued compensation, and $1.4 million related to various other accrued expenses that are not yet deductible for tax purposes.


Goodwill and intangibles with indefinite lives, page F-11

50.   Q.    Disclose more specifically the date or dates selected by the company for its annual assessment of goodwill for impairment. We note that you indicate the annual test takes place in the fourth quarter of each year.

      A. We acknowledge the Staff's comment and confirm that we will include the requested disclosure in the 2004 Financials.

14. Employee Stock Based Compensation, page F-23

51.   Q.    Please provide us with your analysis used to determine the exercise price of your stock options in each of the years presented and the subsequent interim period. We note all of the options granted during the three year period ended December 31, 2003 were granted at an exercise price of $1 per share. We also note, according to the information on page F-38, that during the nine month period ended
            September 30, 2004 the company granted options for approximately
            15.1 million shares at an exercise price equal to the estimated fair value of on the date of grant. Based upon the information under Item
            15, Recent Sales of Unregistered Securities, it is unclear whether the options for 15.1 million shares were granted at an exercise price of $0.315 per share, which appears to be the fair value determined by the company subsequent to a special cash dividend of
            $0.56

Jennifer R. Hardy, Esquire
April 5, 2005
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            per share declared on February 25, 2004. For all options granted, please provide the staff with the objective information and analysis or valuation report used determine fair value at the date of grant and the fair value following the February 25, 2004 special cash dividend and the dividend paid on about February 11, 2005 as mentioned on page 26.

      A. Please see the Company's letter, dated April 5, 2005, to Mr. Nathan Cheney.

52.   Q.    Describe the financial performance targets applicable to accelerated vesting of stock options.

      A. Please see the Company's letter, dated April 5, 2005, to Mr. Nathan Cheney.

53.   Q.    Provide us an analysis of all equity issuances since your
            formation. For each issuance, identify the fair value and your basis for determining fair value. To the extent applicable, reconcile the fair values you used for equity issuances to the fair value indicated by the anticipated IPO price range.

      A. Please see the Company's letter, dated April 5, 2005, to Mr. Nathan Cheney.

54.   Q.    Please provide disclosure to include the following information for equity instruments granted during the 12 months prior to December
            31, 2004 by grant date:

            -  Fair Value of common stock;

            -  Intrinsic value per option, if any;

            - Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and

            - If the valuation specialist was a related party, indicate as such.

      A. Please see the Company's letter, dated April 5, 2005, to Mr. Nathan Cheney.

55.   Q.    Please explain to us your decision to use a dividend yield of 0.00%
            in your Black-Scholes option-pricing model in consideration of the dividends paid on February 25, 2004 and February 11, 2005.

      A. Please see the Company's letter, dated April 5, 2005, to Mr. Nathan Cheney.

56.   Q.    In MD&A, disclose the aggregate intrinsic value of all outstanding options based on the estimated IPO price.

Jennifer R. Hardy, Esquire
April 5, 2005
Page 21 of 26


      A. In response to the Staff's comments, we respectfully submit that the requested disclosure is not required by any of the requirements of Form S-1.

16. Commitments and Contingencies, page F-25

57.   Q.    Your disclosure is not clear as to whether you believe that the risk of legal proceedings in this disclosure is remote or reasonably possible. You state that you do not believe that material costs are likely which could be interpreted to mean that there is a reasonably possible chance that a material loss could occur. Please explain to us what is your assessment of your legal proceedings.

      A. In response to the Staff's Comment, we have revised the disclosure on page F-26.

3. Employee Stock Based Compensation, page F-37

58.   Q.    We noted that as part of your special cash dividend of $0.56 per share on February 25, 2004, you adjusted the exercise price of stock options from $1.00 per common share to $0.315 per share. These adjustments are greater than cash dividend per share amount. In consideration of the Interpretation to Question 11(c) in FASB
            Interpretation No. 44, it is unclear to us how the reduction in the exercise price of the options could exceed the amount of the dividend. In addition, please explain to us how you allocated the adjustment between the exercise price of stock options from $1.00 per common share to $0.315 per share and to adjust certain other options from $0.25 per common share to $0.1125 per common share.

      A. Please see the Company's letter, dated April 5, 2005, to Mr. Nathan Cheney.

59.   Q.    We have noted that your cash dividend of $139.6 million to shareholders on February 25, 2004 reduced retained earnings by $50.7 million and reduced additional paid-in capital by $88.9 million. In consideration of Section 214, Pro rata stock distributions to shareholders, in the SEC Codification of Financial Reporting
            Policies, and APB No. 25 and related interpretations in accounting for your employee stock-based compensation costs, please tell us the accounting literature that you cited to account for your cash dividend in this manner, as opposed to the entire dividend reducing retained earnings. In addition, please confirm to us that this allocation is allowed under the applicable state law of your jurisdiction.

      A. In response to the Staff's comment, we supplementally inform the Staff that the Company reduced retained earnings by $50.7 million of the total

Jennifer R. Hardy, Esquire
April 5, 2005
Page 22 of 26


            $139.6 million cash dividend payment as this represented the Company's total accumulated retained earnings balance as of February 25, 2004, the date of the payment. At the time of the payment, retained earnings was fully reduced to zero and the remaining amount of the cash dividend payment was charged to additional paid-in capital in accordance with SAB Topic 3-C. As a Delaware corporation, the Company reduced the amount of its "surplus," as that term is defined under Delaware law, by the full amount of the dividend.

Segment Disclosure

60.  Q.    We have noted your disclosure on page 34 that you manage your business as a single operating segment. However, we have also noted your disclosure on page 62, that you are organized into three regional operating groups: Atlantic; Central; and Southeast. We have also noted that you have presented your corporate organization into these three groups on your website. Further, we have noted in your Management section on page 65, that each of these three regional operating groups has its own President.

      A. In response to the Staff's comment, we have revised the disclosure on page 30 to clarify that the Company is a single reporting segment but is comprised of three operating segments.

61.   Q.    Please provide us with the reports regularly reviewed by the Chief
            Operating Decision Maker (CODM), so we can better understand your determination that you only have one reportable segment.

      A. The Company currently has three operating segments: Atlantic Group, Southeast Group and Central Group. The Company's chief operating decision maker, Floyd Sherman, President and CEO, manages the Company through reviews of monthly P&L's and financial metrics (e.g. working capital as a % of sales and RONA) at this level (copies of which are attached). The segment managers consist of the company's three group presidents. Mr. Sherman also engages in regular dialog with the three group presidents as a means of managing the company. The operating segments are the result of integration efforts to date and are in place to facilitate the day-to-day management of the company.

            The current state of these integration efforts has left the Company operating as three segments, with the end goal of integration being one operating segment. The current structure is in place to allow the Company to be managed more effectively during the integration process and is not reflective of differences in product and services, customers or economic characteristics. It should also be noted that the three group president's

Jennifer R. Hardy, Esquire
April 5, 2005
Page 23 of 26


            bonuses are based upon their respective group's financial performance (75%) as well as the Company's consolidated results (25%).

            Paragraph 17 of SFAS 131 addresses situations where operating segments may be aggregated if aggregation is consistent with the objective and basic principle of the Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

            a) The nature of the products and services

            b) The nature of the production process

            c) The type or class of customer for their products and services

            d) The methods used to distribute their products and services

            e) If applicable, the nature of the regulatory environment

            According to SFAS 131, its objective is "to provide information about the different types of business activities in which an enterprise engages and the different types of economic environments in which it operates." As stated above, all three operating segments engage in the same business activity of providing building materials to professional home builders. They also share similar economic characteristics as indicated below:

                                       2004 Sales Mix
                                       --------------
                              Atlantic    Southeast   Central
                              --------    ---------   -------
            Commodity           38%         44%         36%
            Mfg/Value Added     56%         40%         51%
            Other                6%         16%         13%
                               ---         ---         ---
            Total              100%        100%        100%

            Historical and projected gross profit percentages are as follows:

                        2002        2003        2004        2005
                        ----        ------      ------      ----
            Atlantic    22.1%       21.0%       22.1%       21.9%
            Southeast   24.0%       23.3%       24.9%       24.7%
            Central     22.7%       22.3%       22.2%       23.7%
                        ----        ----        ----        ----
            Company     23.0%       22.3%       23.4%       23.5%

            All segments are also impacted by the same macro-economic factors such as mortgage rates and lumber commodity prices, and are also subject to the same micro-economic factors such as local competition and local job markets, with neither segment being impacted significantly more or less than another.

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Jennifer R. Hardy, Esquire
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Page 24 of 26


            The nature of the products and services provided by the three segments are similar. All three segments distribute commodity products, manufacture roof and floor trusses, provide value added activities pertaining to production of doors and windows, and provide installation services. The nature of the production process is also similar across all segments with one Vice President of Manufacturing being responsible for the manufacturing activities within all three segments.

            The Company's customer base, which includes professional homebuilders of all sizes, is also the same across all three segments and many of the larger customers cut across all three segments. All three segments price in a similar manner, and as integration has progressed, purchasing has, and will continue to become, more centralized. In addition, all three segments use the same method of distributing their products, primarily through the Company's fleet of trucks and trailers.

            The regulatory environment, which can vary to small degrees at the local or market level, is predominately similar across all three segments and does materially impact the overall operations of the segments or the Company as a whole.

            While the Company currently has three operating segments, the Company believes it meets the aggregation criteria addressed above, and thus has only one reportable segment. The Company does not believe disclosing data on the three segments is meaningful under the objective of SFAS 131 as these segments do not represent different types of business activities, nor do they operate in distinctly different economic environments. This treatment is supported by the segment disclosures made by industry competitors such as BMHC, Universal Forest Products, and HBP. BMC West, the wholly owned subsidiary of BMHC with which the Company directly competes, is treated as one reportable segment, as are the operations of Universal and HBP. Furthermore, the Company believes that to disclose data on the three operating segments would misrepresent the fact that these segments exists merely to facilitate the day-to-day management of the company and to facilitate the continuing integration process.

            We have included herewith for the supplemental review of the Staff five (5) paper copies of the reports described above that are regularly reviewed by the Company's Chief Operating Decision Maker.

62.   Q.    Provide information about the amount of revenue generated from each major customer, if any. We note that the information on page 11 under the caption, The Loss of Any of Our Significant Customers
            Could Affect Our Financial Health, has been left blank. It is therefore unclear at this

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Jennifer R. Hardy, Esquire
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Page 25 of 26


            time whether the company has any major customers as defined in SFAS 131.

      A. In response to the Staff's comment, we supplementally inform the Staff that the Company does not have any major customers as defined in SFAS 131, and that we will complete the blanks on page 9 upon receipt of the 2004 Financials.

Quarterly Data

63.   Q.    If practical, include in Management Discussion and Analysis your quarterly data similar to that prescribed in Item 302 of Regulation
            S-K. We suggest that the data be provided for at least the most recently completed fiscal year, if the information for each of the two most recently completed fiscal years are not reasonably available.

      A. In response to the Staff's comment, we respectfully submit that Item 302(a)(5) of Regulation S-K requires such disclosure only if the Company is a registrant at the time of the filing that has securities registered pursuant to sections 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended; accordingly, such disclosure is not required in initial public offerings.

Exhibits

64.   Q.    We note that you plan to file several exhibits by amendment, including the legality opinion. Please note that we will review these exhibits when they are filed and may have comments on them or on related disclosure in the prospectus.

      A. We acknowledge the Staff's comment and have included herewith for the review of the Staff five (5) paper copies of all exhibits to be filed with Amendment No. 1. In addition, we confirm that all remaining exhibits will be filed as soon as practicable.

65.   Q.    We note your disclosure on page 13, that you "are a holding company that derives all of our operating income from our subsidiaries."
            Therefore, please provide Exhibit 21, Subsidiaries of the registrant.

      A.    We have complied with the Staff's comment by providing herewith five
            (5) paper copies of Exhibit 21.1, "Subsidiaries of Builders FirstSource, Inc.," to be filed with Amendment No. 1.

      In addition to the responses to the Staff's comments described above, Amendment No. 1 includes other changes that are intended to update, finalize, and render more complete the information contained therein.

Jennifer R. Hardy, Esquire
April 5, 2005
Page 26 of 26


      In order to meet the Company's goal of completing the IPO by May 13, 2005 (when the 2004 Financials will go stale), we would appreciate the Staff's cooperation in reviewing the enclosed responses. Should you have any questions or want to discuss these matters further, please call the undersigned at (302) 651-3180. Facsimile transmissions may be made to the undersigned at (302) 651-3001.

                              Very truly yours,

                              /s/ Allison L. Amorison
                              ------------------------
                              Allison L. Amorison



cc:   Nathan Cheney
      Ryan Rohn
      Matt Franker
      Donald F. McAleenan